

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2015

Via E-mail
John T. Standley
Chairman and Chief Executive Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

> **Re: Rite Aid Corporation**
> **Proxy Statement on Schedule 14A**
> **Filed November 24, 2015**
> **File No. 001-05742**

Dear Mr. Standley:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1: Adoption of the Merger Agreement, page 85

1.   We note your statement that investors "are not third-party beneficiaries under the merger agreement and should not rely upon the representations, warranties, covenants and agreements…." Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

2.   We note your statement that the representations and warranties were included for the purpose of allocating contractual risk "rather than to establish matters as facts" and that the merger agreement is described "only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Rite Aid ...." Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Marie L. Gibson, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP